===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
                       (AMENDMENT NO. 2 - Final Amendment)
      (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)


                                 UGI CORPORATION
                  (NAME OF ISSUER AND PERSON FILING STATEMENT)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    902681105
--------------------------------------------------------------------------------
                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                            Brendan P. Bovaird, Esq.
                  Vice President, General Counsel and Secretary

                                 UGI Corporation
                              460 North Gulph Road
                       King of Prussia, Pennsylvania 19406
                            Telephone: (610) 337-1000

                                  ------------

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                        AUTHORIZED TO RECEIVE NOTICES AND
                  COMMUNICATIONS ON BEHALF OF THE PERSON FILING
                                   STATEMENT)

                                   Copies to:

                             Stephen M. Besen, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000


                                September 7, 1999
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


================================================================================
788145 v.1

                                  TENDER OFFER

           This Amendment No. 2 (Final Amendment) amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 filed on August 2, 1999 (the "Issuer Tender Offer Statement") by UGI Corporation, a Pennsylvania corporation (the "Company"), which relates to the offer of the Company to purchase up to 4,500,000 shares of its common stock, no par value (the "Common Stock"), including the associated rights to purchase shares of Series A Junior Participating Preference Stock pursuant to the Rights Agreement, dated as of April 29, 1986, between the Company and Mellon Bank, N.A., successor to Mellon Bank (East) N.A., as Rights Agent, as amended (collectively with the Common Stock, the "Shares"), at a price specified by its shareholders, not greater than $26.00 nor less than $23.00 per Share, net in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated August 2, 1999 (the "Offer to Purchase"), and related Letter of Transmittal (collectively with the Offer to Purchase, the "Offer"), copies of which have been previously filed with the Securities and Exchange Commission as Exhibits (a)(1) and (a)(2), respectively, to the Issuer Tender Offer Statement.

ITEM 1.         SECURITY AND ISSUER.

           (b) The Offer expired at 12:00 midnight, New York City time, on Friday, August 27, 1999. Based on information provided in the final report from ChaseMellon Shareholder Services, L.L.C. (the "Depositary"), the Depositary for the Offer, approximately 4.6 million Shares were tendered and not withdrawn at a price of $24.25 per Share or lower. Accordingly, the proration factor in the Offer will be 97.2% after giving effect to the Shares tendered in the form of guaranteed deliveries. The Company has accepted for payment and has instructed the Depositary to promptly pay for approximately 4.5 million Shares on a pro rata basis, at a price equal to $24.25 per share, net in cash, in accordance with the terms and subject to the conditions set forth in the Offer. On September 7, 1999 the Company issued a press release, the text of which is set forth as Exhibit (a)(11) hereto and is incorporated by reference herein.

ITEM 4.         INTEREST IN SECURITIES OF THE ISSUER.

           The information contained in Item 1 to this Issuer Tender Offer Statement is incorporated herein by reference.

ITEM 9.         MATERIAL TO BE FILED AS EXHIBITS.

           (a)(11) Text of Press Release, dated September 7, 1999, by the
Company.

                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 UGI CORPORATION



                                 By: /s/ Anthony J. Mendicino
                                     -------------------------------------------
                                     Name:       Anthony J. Mendicino
                                     Title:      Vice President-Finance and
                                                 Chief Financial Officer


Dated: September 7, 1999

                                  EXHIBIT INDEX



EXHIBIT                         DESCRIPTION                                PAGE
-------                         -----------                                ----

(a)(11)     Text of Press Release, dated September 7, 1999, by the Company


                                       4